Filed by Kimberly-Clark Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kenvue Inc.

Commission File No.: 001-41697

The following are transcripts and presentation slides regarding the Fourth Quarter 2025 Earnings of Kimberly-Clark Corporation (“Kimberly-Clark”) released on January 27, 2026 on investor.kimberly-clark.com:

Kimberly-Clark Q4 2025 Earnings Pre-Recorded Management Discussion

Slide 1 | Cover Page

CHRIS JAKUBIK, HEAD OF INVESTOR RELATIONS, KIMBERLY-CLARK CORPORATION

Hello. This is Chris Jakubik, Head of Investor Relations at Kimberly-Clark. Welcome to our fourth-quarter and full-year 2025 business update.

Today, our Chairman and CEO Mike Hsu will provide an update on our overall business transformation and performance. Russ Torres, our Chief Operating Officer, will provide an overview of segment results and key market highlights. And Nelson Urdaneta, our Chief Financial Officer, will provide a financial review and outlook.

We have also scheduled a separate live question-and-answer session with analysts.

You can access our earnings release, supplemental materials, and audio of our Q&A session at investor.kimberly-clark.com. A replay of the Q&A session will be available following the event through the same website.

Slide 2 | Forward-Looking Statements

During our review, we will make some forward-looking statements that are based on how we see things today.

Actual results may differ due to risks and uncertainties, and these are discussed in our earnings release and our filings with the SEC.

We will discuss some non-GAAP financial measures during these remarks. These non-GAAP financial measures should not be considered a replacement for and should be read together with the GAAP results. You can find the GAAP to non-GAAP reconciliations within our earnings release and the supplemental materials posted at investor.kimberly-clark.com.

With that, I will turn it over to Mike.

MIKE HSU, CHAIRMAN AND CHIEF EXECUTIVE OFFICER, KIMBERLY-CLARK CORPORATION

Thank you Chris, and thanks to everyone for joining us today.

Slide 3 | Powering Care: How We Create Durable Growth

Two years ago, we launched our Powering Care strategy, to usher in Kimberly-Clark’s next exciting chapter, building on our 150-year legacy. We set out to transform our company and create durable growth. Since then, we’ve turbocharged our commercial, cost and organizational capability. We’ve unleashed the strength of our iconic brands. We’ve doubled down on science as our competitive advantage. Our rapid evolution has been guided by exceptional leaders, who are ready and excited for our next chapter.

Our execution of Powering Care is driving strong results, even amidst a dynamic, and somewhat turbulent, external environment. Our 2025 results, and the momentum we’ve built in the first two years of Powering Care, reflect the enhanced strength and resilience of our business.

We’re introducing consumer-directed, pioneering innovation and breakthrough marketing, across brands and markets, faster than ever before. We’re bringing relentless cost discipline and deploying our greatest capabilities across the enterprise to optimize our margin structure. We’ve rewired our organization for growth, and we’ve pivoted our portfolio, to higher-growth, higher-margin personal care categories.

Slide 4 | Enhancing Focus on Right-to-Win Spaces

This pivot has enhanced our focus on right-to-win spaces and become a pure-play personal care company.

This includes the sale of our Brazilian Tissue Operations, the sale of our PPE business, and exiting roughly $650 million of private label business. In mid-2026, we expect to complete a transaction to form an industry-leading International Family Care & Professional joint venture with Suzano, in which we’ll own a 49% stake.

These strategic actions have shifted our portfolio toward higher-growth, higher-margin categories, while reducing earnings volatility and capital intensity.

Our operational and strategic transformation has fundamentally repositioned our business, and provides an excellent foundation and playbook, to facilitate our pending acquisition of Kenvue.

Slide 5 | Acquiring Kenvue to Create a $32 Billion Pure-Play, Global Health & Wellness Leader

Acquiring Kenvue is a powerful next step in our transformation, that we believe will enhance the momentum we’re delivering across Kimberly-Clark. Consistent with our portfolio pivot, the transaction will catapult our trajectory, toward higher-growth, higher-margin spaces.

Kenvue’s brands resonate with consumers and lead attractive categories. Combined, our categories have exposure to structural tailwinds across age and lifestyle cohorts. We have exceptional complementarity, across categories and geographies, which will enable us to better serve consumers through every stage of life. We intend to build the future of consumer-centric care for all, with 10 iconic billion-dollar brands, in critical life stages, including baby and child care, women’s health and active aging.

The winning capabilities we’ve developed through Powering Care provide a plug-and-play model, to take Kenvue's portfolio of market-leading consumer health brands to the next level. We intend to get Kenvue’s brands on a Virtuous Cycle of growth, as we’ve done at Kimberly-Clark. This is what will enable us to build a scaled health and wellness leader, a leader that will be new and different in the world of CPG.

We expect to generate $2.1 billion of annual synergies from the transaction, net of reinvestment, including about $1.9 billion of cost synergies, targeted within the first three years after close. We also expect to achieve solid EPS accretion, in year two following close.

Our targets are based on conservative assumptions, and grounded in work we’ve already done, applying our lean operating mindset, cost discipline and commercial execution engine at scale.

We’re preparing to hit the ground running at closing and look forward to providing more detail as we achieve integration milestones. Russ is leading our Integration Management Office, and we’re making strong progress. When both teams are together, the excitement is palpable. The IMO is staffed with leaders from both companies, and external specialists with deep experience in transitions like this. We’re taking a disciplined approach, with clear accountability. We remain focused on delivering for consumers and customers every day.

Slide 6 | Our Value Creation Paradigm is Powered by Our Virtuous Cycle

Our base business is driving strong results and has built strong momentum in a dynamic environment. Powering Care has created a Virtuous Cycle of growth at Kimberly-Clark. It’s a proven and repeatable value-creation engine that drives sustainable, profitable growth and performance. Maintaining the Virtuous Cycle enables us to remain resilient, regardless of what is happening around us.

As we move boldly into our next chapter with Kenvue, we’re confident we can leverage our operating momentum, to create significant value for shareholders, and raise the standard of care for billions of consumers around the world.

The innovations and initiatives we’ve scaled, since launching Powering Care, have fundamentally repositioned Kimberly-Clark, and launched us into a Virtuous Cycle of growth.

The Virtuous Cycle starts with the skill and will to invest for impact. Investments we've made in innovation and marketing have differentiated our products, and deepened brand love with consumers. This has driven our strong shift to volume-plus-mix-led growth. We've also doubled down on strategic partnerships with our customers.

At the same time, we transformed our organization and processes, to maximize returns on those investments. We have improved enterprise-wide visibility and discipline and have made significant progress on cost efficiency. Critically, we’ve embedded a growth and accountability mindset across the entire organization.

These fundamentals helped us deliver financial performance that gives us the flexibility to reinvest and sustain the Virtuous Cycle.

In 2025, the Virtuous Cycle helped us advance our volume-plus-mix growth model, and deliver full-year, volume-led organic growth of approximately 2%. Enterprise weighted share was up approximately 10 basis points versus the prior year, despite an uptick in competitive promotion activity in the third and fourth quarters. International Personal Care focus markets saw broad-based share gains vs. the prior year. The fourth quarter marked our eighth consecutive quarter of solid volume-plus-mix performance, and 2025 marked our second consecutive year, of broad-based volume-plus-mix growth.

We continued to drive solid results in a dynamic and competitive landscape, by maintaining a relentless focus, on balanced and sustainable, innovation-led growth. Our model has enabled us to navigate headwinds, such as changes in the global tariff environment, and short-term impacts resulting from private label business exits. Our categories are large, growing, and benefit from being used in our consumers’ everyday moments. The intimacy inherent to personal care, and health and wellness, means consumers are less willing to make substitutions, making our categories resilient and durable.

Our 2026 outlook, which Nelson will discuss in further detail, reflects confidence in our pipeline of initiatives, a commitment to strongly support our brands, and the reality that pressure on consumers, and a focus on value will persist.

We will outline our growth initiatives in greater detail next month, during our presentation at the CAGNY conference. It’s important to understand the momentum we’ve built since launching Powering Care, how it has positively impacted our 2025 results, and how we have prepared ourselves for this moment.

Slide 7 | Category-Bending Performance with Science-based Innovation Across Key Markets in the Last 2 Years

Science is our competitive advantage, and our scientists and engineers have delivered. We’re focused on innovating across critical consumer benefit spaces, including leak-free confidence, garment-like comfort, skin health and overnights. Our innovation pipeline has never been stronger, and the products we’ve launched in the last two years are driving category-shaping performance, behind premiumization to elevate the top-tier, while delivering unbeatable performance in the value tiers.

Around the world, our great ideas are travelling faster than ever. We’re scaling innovations across markets, exemplified by applying our China playbook, to significantly enhance performance across Focus Markets, like Brazil, Indonesia and Australia. We’re not stopping there.

Slide 8 | Building Brand Love & Crushing Stigma Across Categories

Due to the intimate nature of our categories, our consumers are confronted with stigma every day. As category leaders, we take it upon ourselves to crush these stigmas and drive enhanced category participation and brand love.

Over the last several quarters, we’ve shown you how we’ve been doing that across a range of authentic celebrity partnerships, and emotionally resonant advertising.

Our marketing teams are elevating creative, with an impressive 11 Cannes Lions wins in 2025.

Slide 9 | Consumer-Centric Innovation Driving Pivot to Durable Volume+Mix Led Organic Growth

Consumer-directed innovation has been the tip of the spear, in our efforts to inflect to volume-plus-mix organic growth. We were one of the first in the industry, to successfully make this pivot coming off the last inflationary super cycle.

In 2025, volume-plus-mix eclipsed pricing as a growth driver and accelerated. Innovation has led the charge, with 78% of our volume and mix led growth, attributable to innovations launched in the last three years.

Slide 10 | Stepping Up Gross Productivity Savings

At the same time, what completes our virtuous cycle and funds the significant investments we’ve made in innovation, brand building, and commercial capabilities is a strong productivity pipeline.

2025 marks a second straight year of industry-leading gross productivity, at 6.2% of adjusted COGS, peaking at 7.2% for the fourth quarter, both of which exceeded the high end of our expected range. In the past 2 years, we have delivered 50% of the 5-year gross productivity ambition we set out at Investor Day.

Slide 11 | 2 Consecutive Years of Best-in-Class Productivity Delivery with Broad-based Contributions Across Pillars

As I've mentioned, we are sharing knowledge and best practices across the organization – in short, we are scaling what works.

As you can see at the bottom of the slide, we’ve lowered standard unit costs globally across our Consumer business. Within this, our Personal Care business has led the way, with Baby and Child Care, perhaps our most competitive categories, delivering the most progress towards our goal of delivering the best performing products, at the lowest cost in the industry.

We are laser-focused on simplification, consistency and leveraging our scale, which simultaneously enhances quality and value for consumers, while allowing us to deliver the best product at the lowest cost. For example, we successfully reduced our Personal Care product platforms from 30 to 11 across nine facilities.

We took a decisive step to optimize our supply chain network in North America this year. We announced a $2 billion investment in our North America manufacturing footprint, focused on building an advanced manufacturing facility in Warren, Ohio, and an automated distribution center at our Beech Island, South Carolina plant. These investments will accelerate our innovation plans and support our growth ambitions.

We made significant progress modernizing our systems and core technology to drive simplification, automation and agility for years to come. Critically, we’ve deployed global digital procurement capabilities, and tools that bring transparency, control and efficiency, to our operations. Teams now spend less time on manual tasks and more time driving innovation and supporting our business partners. It also provides greater visibility into global spend.

Just last year, our North America Automation team rolled out Laser Guided Vehicles, in our Ogden, Utah plant, using these LGVs to move materials inside our manufacturing facilities. Over the past five years, we have saved $48 million by launching LGVs in regional distribution centers.

In summary, we’ve built strong momentum and great visibility into the key elements of our Virtuous Cycle.

I’ll hand it over to Russ, who will highlight how this is positively impacting our business segment results and key markets.

RUSS TORRES, PRESIDENT AND CHIEF OPERATING OFFICER, KIMBERLY-CLARK CORPORATION

Slide 12 | Segment Results & Highlights

Thanks, Mike.

In addition to my role as President and COO, I'm honored to be leading the Integration Management Office for Kimberly-Clark. It’s still very early, but I am very energized by the opportunities we see, and even more confident in our ability to deliver, and eventually surpass, the synergies we’ve previously outlined. The way the teams from both companies have been moving with speed and focus to bring K-C and Kenvue together is truly impressive.

Turning to Kimberly-Clark, we closed out a strong 2025 in a challenging environment. We can feel the momentum building across the company and are seeing the benefits of our Powering Care execution on the ground every day as we continue to out-innovate, out-market, and out-activate our competition.

Our results reflect our sustained focus on executing an innovation-led approach, meeting consumers where they are across the good-better-best ladder and staying disciplined as we reinvest strong productivity gains behind our brands and capabilities.

Like many in our industry, we do see elements of a challenging environment with pressure on consumers, retailers and geopolitical volatility.

However, we strongly believe our strategy will serve Kimberly-Clark well and lead to value creation – both today and over the long-term. We have seen this play out in the last two years as we’ve been able to grow and develop our margins in some of the most competitive markets in the world.

Slide 13 | International Personal Care

To that point, I’ll start with our International Personal Care (IPC) business.

As highlighted previously, we’ve built a proven model in China based on superior value propositions at every price:value tier. K-C has gained over 900 basis points of share in diapers over the past 5 years, while other national brands and local players have lost meaningful share. In part as a result, we have seen local Chinese competition move their focus away from China and attempt to expand into new markets, from Latin America to North America and parts of Eastern Europe.

We will remain focused on our winning formula: out-innovate, out-market, and out-activate with discipline across the world. In IPC, we’re applying our playbook across our focus and enterprise markets. We’re excited about our pipeline. In 2025, we invested prudently to maintain our momentum. This strategy is translating into long-term value creation.

From a financial perspective, we delivered strong volume-plus-mix led organic growth for the year. Our organic growth accelerated to mid-single-digit levels in the fourth quarter. In fact, all our IPC Focus Markets delivered volume-led organic growth in the quarter.

We gained roughly half a point of weighted average share in the year across our focus markets, along with meaningful gains in key country category combinations in enterprise markets.

And with respect to Operating Profit, we sustained healthy margins, with strong exit momentum in Q4. We are delivering strong productivity gains and overhead savings to fund investments and improve our brand propositions while driving brand love across our markets.

Slide 14 | IPC: Scaling Winning Ideas from China Across Focus Markets to Out-Innovate Competition

In IPC, we’re introducing innovations focused on our four benefit spaces, with exciting progress over the past year.

In China, we enhanced Kotex’s Gravity Pads with our new "Absorb to the Bottom" technology that provides our consumers “Leak-Free-Confidence”. The pads deliver a 120% improvement in absorption speed AND reduce residue area by 60%, for a cleaner, drier experience. We are building on this momentum by scaling Gravity in Brazil and other markets.

In Brazil, we launched Huggies Cushion Protection, scaling our E-Cloud waistband technology from China and customizing it for Brazilian consumers. This diaper has superior absorption with up to 12 hours of leak protection, and a softer waistband to reduce skin irritation, delivering garment-like-comfort, protection, and freedom of movement. In Brazil, Huggies gained nearly 50 basis points of share in the fourth quarter and 40 basis points in the full year.

In Indonesia Adult Care, we launched Confidence Daily Fresh Pants, which are thin and breathable, an important differentiator in Indonesia’s hot and humid climate. This innovation has led to strong results, with Adult Care growing 17% organically in Indonesia this year led entirely by volume.

We cascaded and customized the science-based Huggies Skin Essentials™ technology from North America into our South Korea market, where we are winning over consumers who prioritize Skin Health. This resulted in increased premiumization and 60 basis points of share gain in the year.

In China, we introduced Huggies Natural Pro Deep Sleep Master. Uninterrupted sleep is a key need for both parents and baby. This diaper is geared for high performance and comfort to keep baby sleeping soundly. It absorbs twice as fast, reduces leakage by over 60%, and delivers a 200% improvement in breathability. This is driving the Overnights category as it has been clinically proven to deliver 20% more deep sleep for baby. During the two-month post-launch period, Huggies Natural Pro Deep Sleep Master ranked #1 in launch revenue in the Sleep category.

Slide 15 | Winning Recruitment Through Resonant Campaigns and Digital Capabilities

The Powering Care operating model is enabling our best ideas to travel with speed, building brand love all over the world. We scaled the success of our Poise “Giggle Dribble” campaign with Katherine Heigl from the U.S. to Australia, where the brand is making an impact by crushing stigma around post-partum incontinence. This drove a meaningful consumption uptick with Poise growing 11% in the quarter and 9% in the full year outpacing the category and resulting in 120 basis points of share gain in the quarter and 50 basis points of gain in the full year.

We are also activating our brands in new ways, meeting consumers where they need us. For example, in Q4, we were the first brand in China to place sanitary pad vending machines in metro stations. In a country where 76% of women have encountered “period challenges” in public spaces and only 34% of public locations are equipped with sanitary pads, our campaign is driving affinity, an uptick in search and product trial.

In China, we’ve built a unique and advantaged social media model that is resonating with local consumers, generating an incredible volume of organic digital engagement, building brand love and driving business results. We have significantly increased pieces of content per month focused on Kotex, as an example.

Over the past year, we scaled our digital success to Indonesia, which is resulting in accelerated consumer recruitment and improved quality of our content. We’re seeing the results: a significant improvement in growth, gross merchandise value and share in Indonesia, and we have plans to continue to scale and deploy the model more broadly.

Slide 16 | North America

Turning to North America, we continued to find success through our focus on delivering better value propositions at every price tier and in every channel, particularly as consumers’ wallets remain under pressure, and competition becomes sharper. Our categories are essential, and our long-term strategy is to win through superior consumer value propositions and strong execution versus renting market share with promotion.

On the top line, we delivered a third consecutive year of positive volume-plus-mix led growth, demonstrating the returns on significant investments we've made in our marketing and innovation capabilities, as well as the power of our commercial execution engine.

In the fourth quarter, we saw resilient demand for our brands and strong interest in our innovations despite a choppy external environment.

Gains in North America were broad-based across Personal Care, Family Care and K-C Professional.

We grew 80 basis points on an organic basis in the quarter, with volume-plus-mix up 1.8%, even though the weighted average growth in our consumer categories slowed to half of one percent versus the prior year.

And weighted share was broadly in line with prior year in the quarter and the year while personal care grew value share +20 basis points in the year led by a volume share gain of +90 basis points.

At the profit line, we grew Operating Profit dollars versus the prior year despite 330 basis points of impact from exiting private label business during the year.

This reflected a combination of volume-plus-mix led growth as well as strong, ongoing productivity gains and SG&A efficiencies driving margin expansion.

Slide 17 | North America: Cascaded Innovation Across Value Spectrum, Meaningful Portfolio Refresh

In North America, we have spent the past two years focused on out-innovating, out-activating, and out-marketing our competition. We are seeing strong results despite the environment.

In 2025, Kleenex delivered its highest share in the last 9 years in North America.

Our innovation pipeline has contributed to a meaningful portfolio refresh, with consumer-directed innovation focused on key benefit spaces of leak-free confidence, garment-like comfort, skin health and overnights. We continue to cascade innovation across the value spectrum to drive premiumization.

As we run our global playbook to lead category growth in our North America diaper business, we’ve been innovating across the Huggies® franchise.

To enhance Little Movers® for active toddlers, we introduced HuggFit 360 in the US Market, with a slip-on format and flexible waistband designed to move with babies during play and provide an extra-secure fit for up to 100% blowout and leak-free protection. This diaper was named Disposable Diaper Product of the Year by the Baby Innovation Awards, the leading, independent body that rates innovation in the Baby Care industry.

We launched Huggies Skin Essentials diapers with a proprietary SkinProtect™ liner. This feature protects babies’ skin from the top causes of rash, mess and moisture, by pulling them away from the skin. In fact, the SkinProtect liner leaves behind up to 5 times less mess than the leading store brand, offering a great value proposition in the premium tier. We also launched dermatologist-approved Huggies Pull-Ups® Skin Essentials, our softest training pant, with a 100% breathable cover.

Early last year, Huggies with Snug & Dry Softness™ made its U.S. debut. Consistent with our strategy, we cascaded core benefits from our higher tiers to provide consumers with an outstanding value proposition. It’s the softest diaper in the U.S. value tier and offers outstanding protection with our complex core technology. In fact, Good Housekeeping named it the best overall disposable diaper of the year. This is evidence of our wiring in action. Our teams around the world leveraged the best global technology and supply chain to rapidly bring innovation and quality upgrades to our largest market at scale.

Slide 18 | North America: Building Brand Love and Driving Executional Excellence

We’ve raised our marketing game to reinforce brand love, with emotionally resonant creative and authentic, high-impact celebrity partnerships designed to break the stigma associated with everyday Adult Care.

In 2025, we continued to accelerate the Poise brand through creative marketing. More than 50% of women across all stages of life experience bladder leaks, but very few talk about it. Our honest and authentic "Giggle Dribble" campaign featuring Katherine Heigl is helping to destigmatize this common condition. The humorous and honest campaign is winning with consumers and driving category growth. The campaign generated a 36% increase in first-time buyers in the first quarter and a 26% increase in sales year-over-year at a key online customer in the same quarter. Because ‘Great Ideas Travel’, the campaign was then scaled to Australia where it drove meaningful share gains. To encourage men to take charge of their health, this year, we also built on the success of our partnership with Emmitt Smith for Depend® and launched a new partnership with Deion Sanders in Q3 who shared that he depends on Depend.

These investments are enabling us to convene conversations about topics that are difficult to discuss, breaking down barriers to entry and recruiting new consumers into the category. As a result, we are driving penetration across cohorts and category expansion, extending the leadership position of our powerhouse brands.

Similarly, we're reinforcing brand love and awareness in Baby & Child Care using breakthrough storytelling and digital engagement.

Beginning in the third quarter, our campaign featuring NBA star Giannis [Antetokounmpo] introduced Huggies Little Movers® HuggFit™ 360° to the U.S. market. The campaign featured emotionally resonant creative that struck a chord. We garnered over 1.8 billion paid impressions and 2.4 billion earned media impressions, with 60.2 million unique users reached, in just the month of June. This earned us a roughly 30% higher ROI than all ads in the prior year and achieved one of our most successful Huggies campaigns to date.

Our Goodnites® brand’s “Mission Dry” campaign launched in the second quarter. Retired astronaut Scott Kelly crushed stigma around bedwetting. We fueled this with a social-first movement for kids and parents to share our assets across online communities, with our Goodnites brand at the center. This drove record performance in our youth pants category. Goodnites saw a 277% increase in product searches on Google, a 44% uptick in brand engagement, and 92% positive sentiment across platforms.

The traction we're seeing with consumers, including our ability to turn digital insights and capabilities into performance, is translating to strengthened partnerships with retailers. In 2025, we were ranked as the #2 overall CPG by our customers in the Advantage Survey of retailers out of the top 80 or so CPG companies. We had previously been ranked the #1 CPG by our customers for three consecutive years. We are proud of our retail partners’ recognition of our efforts to deliver outstanding value and partnership to them. We’re also proud of our #1 ranking in key sub-categories, including reputation and our relationship with one of our most important customers.

I’ll now turn it to Nelson to walk through our financial results and outlook.

NELSON URDANETA, CHIEF FINANCIAL OFFICER, KIMBERLY-CLARK CORPORATION

Slide 19 | Slide 19: Financial Results & Outlook

Thank you, Russ.

Along with our operating performance, our transformation continues to gain momentum from a financial perspective.

We’ve taken significant actions to strengthen our ability to consistently deliver revenue and earnings growth, along with strong free cash flow while preserving a robust balance sheet.

We’ve addressed historical earnings volatility through purposeful actions taken over the last 4 years, including portfolio realignment which is showing in our financial performance.

And we’re remaining very disciplined in our capital deployment as we simultaneously increase capex to grow the business, maintain a strong balance sheet and our commitment to our single-A credit rating, and grow our dividend payout to shareholders.

All these factors will make our acquisition of Kenvue quickly accretive to earnings and value-enhancing to shareholders.

Slide 20 | 2025 Results: Durable Delivery in a Turbulent Environment

Starting with our 2025 financials, we had a strong year performing while transforming as we exited a large private label diaper contract in North America and began the hard work to stand up our International Family Care and Professional business as an independent operating entity.

In Q4, we delivered 2% organic growth on the back of 3% volume-plus-mix growth even though global weighted average category growth slowed to roughly 60 basis points, from a run-rate of approximately 2% during the prior 9 months.

We delivered the strong year-on-year, Q4 Adjusted Operating Profit and Adjusted EPS growth we anticipated despite having shifted a significant amount of new product, trial-driving programming from Q3 into Q4.

Finally, we generated Adjusted Free Cash Flow of $1.9 billion in the year largely in line with our previous estimate.

All this confirms our ability to deliver relatively consistent performance across quarters, with balanced first-half, second-half results, even with the emergence of tariff-related impacts and heightened competitive activity, which required fast actions to adapt as the year unfolded.

Slide 21 | Performing While Transforming

The same can be said for the first two years of our Powering Care strategy, as we’ve delivered industry leading volume-plus-mix growth along with margin expansion.

Since launching Powering Care, we have delivered solid performance while driving significant operational and strategic transformation.

As Mike mentioned, we turned the corner from a pricing-led growth to a more balanced positive volume-plus-mix growth in 2024, much sooner than expected, with a meaningful acceleration in volume growth in 2025 as we out-innovate, out-market and out-activate in all our categories.

At Adjusted Gross Margin, we were one of the first of our peers to return Gross Margins to pre-pandemic levels in the second half of 2023. Since then, we’ve expanded margins further with industry-leading productivity, while at the same time funding significant investments in product differentiation and managing through unanticipated cost inflation, including tariff-driven costs, that were partly mitigated in 2025.

Moving forward, as we fully mitigate tariff-related costs and continue to deliver industry-leading productivity, our visibility to achieving Adjusted Gross Margins of at least 40% before the end of the decade remains strong.

In overheads, we’ve made multi-year investments in our global infrastructure to support innovation, Revenue Growth Management, digital platforms across supply chain, go-to-market enhancements, as well as ERP upgrades; a set of capabilities that will serve as a plug-and-play solution for the Kenvue integration.

At the same time, we’ve remained very disciplined on costs through a lean operating structure, reducing overheads by 80 basis points of sales in the last two years. It’s worth noting that we’ve done that despite the deleveraging effect of nearly $1 billion of business exits in the past few years.

Our strong overheads leverage as Powering Care initiatives begin to take hold has not only helped expand our Adjusted Operating Profit margins by 180 basis points in the past two years, it also puts us well on pace to our aspiration of reaching at least 18-20% before the end of the decade.

This performance, together with further due diligence we’ve done since announcing the Kenvue acquisition, underpins our confidence and visibility to creating significant value, and industry-leading returns in the years ahead.

Slide 22 | Strong Cash Flow Delivery While Investing in Our Future & Maintaining A Solid Balance Sheet

Finally, on capital policy and cash flow performance, we have been consistently improving our cash conversion cycle. going from 6 days in 2021 to around -10 days at the close of 2025, a 16-day improvement with a step up in the last few years as Operating Profit growth picked up and we drove more working capital discipline, while maintaining a healthy level of investment in the business.

This year, we began stepping up capex as a percent of sales beyond our normalized level of 4-5%. This is part of our supply chain transformation designed to sustain industry-leading productivity savings as well as strengthen our ability to continue delivering the best products at the lowest costs.

Nonetheless, we have continued to generate strong adjusted free cash flow in line with our Powering Care algorithm of approximately $2 billion, and our leverage remains below the 2.0x Net Debt-to-EBITDA ratio, consistent with our single-A credit rating.

Overall, both our results and the progress in the transformation of our business in 2025 position us well to continue to improve our trajectory in 2026 and beyond. Our transformation is gaining momentum. We’ve addressed the volatility of the past through discipline, process and portfolio actions. And we’re well-equipped to continue performing while we undertake a generational transformation of our company.

Slide 23 | Strong Visibility on Long-term Growth & Return Algorithm Remains

To be clear, we expect both the pending International Family Care & Professional business transaction, and the Kenvue acquisition to improve our ability to deliver the consistent, top-tier growth we laid out with our long-term financial algorithm when we unveiled our Powering Care strategy in March of 2024.

To remind you, our long-term algorithm is focused on organic top-line growth ahead of the categories and markets we participate in and top-tier constant-currency growth on the bottom line.

In the very near term, in advance of closing the Kenvue acquisition, we firmly believe our continuing businesses, North America and International Personal Care, are well-positioned to lead their categories and markets while delivering mid-to-high single digit constant-currency growth in Adjusted Operating Profit over the long term.

We also believe that as our International Family Care & Professional business transitions to a 49% Joint Venture interest, we will remain well positioned to deliver mid-to-high single digit constant-currency Adjusted EPS growth, as well as Adjusted Free Cash Flow of approximately $2 billion annually.

Slide 24 |2026 Outlook

For 2026, we’ve built a robust, achievable plan that creates value, is focused on further differentiating our brands, and ensures we have healthy levels of investment across our value chain.

For the full year, we’re targeting Organic Growth in-line to ahead of category growth from both our North America and International Personal Care businesses. Last year, weighted average category growth was approximately 2%, even though Q4 was a bit softer, primarily due to year-on-year comparisons.

At Adjusted Operating Profit, we project an on-algorithm year with a mid-to-high single digit growth on a constant-currency basis, assuming a mid-year close of the International Family Care & Professional transaction. We are aiming to be at the high end of this range, partly driven by mitigating the stranded costs resulting from contributing the assets of the International Family Care & Professional business to the joint venture.

For adjusted EPS growth from Continuing Operations on a constant currency basis, we expect double-digit growth, as the close of the International Family Care & Professional transaction results in an approximately 30% increase in Income from Equity Companies for the full year.

Our outlook also assumes an adjusted effective tax rate of approximately 23%. We’re also assuming relatively flat net interest expense and shares outstanding, as we plan to hold the proceeds from the IFP transaction in cash to help fund the cash portion of the Kenvue acquisition.

For adjusted EPS attributable to total Kimberly-Clark, we expect to be in line with 2025 levels on a constant currency basis. This will essentially reflect underlying growth consistent with our long-term algorithm, partly offset by the reduction in Income from Discontinued Operations, which we expect to be half of the 2025 level with a mid-year projected close of the International Family Care & Professional transaction.

Also note that, following the close of this transaction, Adjusted EPS from Continuing Operations and Adjusted EPS attributable to Kimberly-Clark should be the same on a quarterly basis.

Finally, we remain well positioned to deliver approximately $2 billion of Adjusted Free Cash Flow consistent with 2025 levels, even as we accelerate capital investments in our growth and transformation plans to approximately $1.3 billion up from $1.1 billion last year.

As far as pacing during the year, we enter 2026 with good momentum from our second-half 2025 innovations and a great pipeline of new products launching in the first half of the year that we will fuel with strong marketing and retail execution.

As a result, we currently expect net sales to be balanced, roughly 50:50, between the first half and the second half of the year, while adjusted operating profit should be closer to a 48:52 first half versus second half split.

Also, keep in mind that the dilution from the International Family Care & Professional transaction will impact EPS in the second half of the year, which should result in Adjusted EPS attributable to Kimberly Clark being split roughly 53% first half, 47% second half for the year. This includes the impact of our decision to retain the proceeds of the IFP transaction to fund part of the cash consideration for the Kenvue acquisition.

Slide 25 | Expect to Deliver On-Algorithm Adj. EPS Growth by Year 2 of Integration

Beyond 2026, and assuming a year-end close of the Kenvue acquisition, we believe the combination of strong cost synergy opportunities and the complementarity of the two portfolios will enable us to deliver on-algorithm Adjusted EPS growth, in the mid-to-high single digit range, on a 2-year CAGR, from 2026 to 2028.

As we’ve highlighted previously, we built our acquisition model on a conservative set of assumptions.

As you would have seen in the S-4 disclosures, we made conservative assumptions with a significant reinvestment plan for Kenvue’s base business.

This includes a multi-year ramp of Kenvue’s organic growth back to organic growth in line with category growth, as well as a meaningful step-up in marketing and R&D beyond the reinvestment of revenue synergies.

We have a clear path to strong synergies that we can deliver and eventually exceed. Of the $1.9 billion of cost synergies, we expect to achieve roughly 40% in the first year from closing, 40% in year 2, and the remaining 20% in year 3. By contrast, we have conservatively modeled the pace of revenue synergies to be evenly spread across the first 4 years from closing.

We expect this to result in no more than mid-single digit dilution to Adjusted EPS in 2027 versus our standalone plan, reflecting the impacts of debt issuance, deal amortization, synergy timing, and base business reinvestment.

This should then be followed by significant accretion in 2028 from a combination of base business growth and the majority of synergy realization taking hold, resulting in a 2026 to 2028 Adjusted EPS CAGR well within our Mid-to-High Single Digit Adjusted EPS algorithm.

In summary, we’ve built robust, achievable plans, based on extensive diligence, that create significant value.

With that, I will turn it back to Mike for some closing thoughts.

MIKE HSU, CHAIRMAN AND CHIEF EXECUTIVE OFFICER, KIMBERLY-CLARK CORPORATION

Slide 26 | Becoming A Global Health & Wellness Leader Powered by the Virtuous Cycle

Thanks, Nelson.

For more than 150 years, we have delivered essential, everyday care that improves people's lives. Over the past two years, Powering Care has positioned us to do that even better. We are realizing the vision of the renewed and refreshed Kimberly-Clark, with a strengthened commitment to delivering for our shareholders and consumers.

I’m proud of the team’s performance in 2025. We performed while transforming in a very dynamic environment, and we are well-positioned to capitalize on the tremendous opportunities ahead in 2026.

Our transformation has put us onto a Virtuous Cycle of value creation, driven by an innovation-led, volume-and-mix growth model, industry-leading productivity, and an organization wired for speed, and consistency.

Our acquisition of Kenvue builds on our successful transformation, creating a preeminent consumer health and wellness company that will serve billions of consumers across every stage of life, with portfolios that are highly complementary across categories and geographies.

We look forward to talking more about our path ahead next month at the CAGNY conference. I will be joined by members of our leadership team to detail our innovation pipeline and commercial engine, and how we’ll apply our expertise to execute on the unique value creation opportunity the Kenvue acquisition presents.

Thank you for your time and interest in Kimberly-Clark.

Kimberly Clark Q4 2025 Earnings Q&A Discussion Transcript Excerpts

Mike Hsu, Chairman of the Board and Chief Executive Officer, Kimberly-Clark:

Powering Care has put Kimberly-Clark on a virtuous cycle of growth and positioned this great American company for a better future. We have the right foundation and a proven playbook to capitalize on our pending acquisition of Kenvue. Acquiring Kenvue, a powerful next step in our transformation that will compound our momentum. It will advance our trajectory toward higher growth, higher margin spaces, and create a global health and wellness leader positioned to serve consumers at every stage of life. We're excited to seize the vast opportunity ahead and confident we will create significant value for our consumers, our partners and our shareholders. So with that, let's open the line for questions.

[…]

Mike Hsu, Chairman of the Board and Chief Executive Officer, Kimberly-Clark:

Okay. And then Nik, just regard to the Kenvue process. We – the shareholders' vote is on the 29th this Thursday. I will tell you – I expect the vote to reflect the very positive feedback we've heard from our investors. And so through yesterday, pretty good chunk of shareholders have already voted. And it's well in, you know, in excess of 90% in favor.

So we feel good about that. And then with regard to timing of clothes, we still expect somewhere in the back half I think the regulatory process is on track and consistent with our initial expectations. And maybe you didn't ask this part, but I will tell you, our IFP transaction remains on track for a mid-year closing this year, still subject to regulatory approvals.

And then we work closely with Kenvue to file shortly after announcing the transaction, submitted the US antitrust filing and will complete filing all applicable international jurisdictions by early February. And so, again, I think we're on track to close in the second half of this year.

[…]

Russ Torres, President & Chief Operating Officer, Kimberly-Clark:

And then, Chris, I think, you may not have asked us this specifically, but I would say from the Kenvue perspective, I'll tell you, and we've been getting knee deep into the integration management process. I would tell you, we haven't seen anything that would change our view on the potential of this combination. Kenvue, they're going to be set to report the results on their usual timing, I think, which is early to mid-February.

And then, if you looked at the S4 pretty hard, we did take a fairly or a somewhat more conservative view of their outlook and near mid-term financial profile. We plan to make pretty good investments into their brands and their portfolio and capabilities. And so we still see generational value creation opportunity by putting these two companies together. What our focus is on making sure that both companies have great earnings capacity over the long term.

[…]

Russ Torres, President & Chief Operating Officer, Kimberly-Clark:

Yeah, yeah. I would say a few things. First, I do think that a key part to the equation for us growing is to meet consumer demand at every tier. And we've talked a lot about the good and the better. But the best is a big opportunity for us. And we've seen that where we've expanded margins in international geographies is developing that premium segment. And we believe that there's very, very significant upside in that, especially in geographies where the consumer is still developing and GDP growth continues to allow people to have more money to spend. And so that's one.

I think the second thing is we've had no less of a focus on productivity, internationally. And we've come up with some really great ways through the wiring that we've executed to be able to leverage our global scale that we've got in markets like North America and China, in other in other geographies to help drive costs down. And so, that's another big component. And I would just note that we've been growing significantly and we've seen seeing that sequentially unfold for us in the markets outside of North America and China, Brazil diapers, organic growth, mid-single digit. South Korea diapers, positive organic growth, Indonesia positive organic growth, gaining share in Australia, so, in fem-care and adult care. So, that's another element to it is just the leverage that we'll get as we continue to scale the business and looking forward to Kenvue. We think that's another really big opportunity potentially for us. So, that's kind of what I would say.

Kimberly Clark Q4 2025 Earnings Presentation Slides

POWERING CARE Q4 2025 EARNINGS January 27, 2026

Forward-Looking Statements

Certain matters contained in this presentation concerning our plans and expectations regarding the pending mergers with Kenvue and the pending International Family Care and Professional ("IFP") joint venture transaction with Suzano ("IFP Transaction"), the business outlook, including raw material, energy and other input costs, the anticipated charges and savings from the 2024 Transformation Initiative, cash flow and uses of cash, growth initiatives, innovations, marketing and other spending, net sales, anticipated currency rates and exchange risks, including the impact in Argentina and Türkiye, effective tax rate, contingencies and anticipated transactions of Kimberly-Clark, including dividends, share repurchases and pension contributions, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are based upon management's expectations and beliefs concerning future events impacting Kimberly-Clark. There can be no assurance that these future events will occur as anticipated or that our results will be as estimated. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them.

The assumptions used as a basis for the forward-looking statements include many estimates that, among other things, depend on the successful completion of the mergers with Kenvue and the achievement of future cost savings and projected volume increases. In addition, many factors outside our control, including risks and uncertainties around the pending mergers with Kenvue (including the risk that the anticipated benefits and synergies of the mergers may not be realized when expected or at all, the terms and scope of the expected financing in connection with the mergers may prove to be less favorable than currently expected, that the mergers may not be completed in a timely matter or at all and the risk of litigation related to the mergers), the pending IFP Transaction (including risks related to delays or failure to complete the proposed transaction, the incurrence of significant transaction and separation costs, adverse market reactions, regulatory or legal challenges, and operational disruptions), risks that we are not able to realize the anticipated benefits of the 2024 Transformation Initiative (including risks related to disruptions to our business or operations or related to any delays in implementation), war in Ukraine (including the related responses of consumers, customers, and suppliers and sanctions issued by the U.S., the European Union, Russia or other countries), government trade or similar regulatory actions (including current and potential trade and tariff actions affecting the countries where we operate and the resulting negative impacts on our supply chain, commodity costs, and consumer spending), pandemics, epidemics, fluctuations in foreign currency exchange rates, the prices and availability of our raw materials, supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including customers, suppliers and financial institutions with which we do business), failure to realize the expected benefits or synergies from our acquisition and disposition activity, impairment of goodwill and intangible assets and our projections of operating results and other factors that may affect our impairment testing, changes in customer preferences, severe weather conditions, regional instabilities and hostilities, potential competitive pressures on selling prices for our products, energy costs, general economic and political conditions globally and in the markets in which we do business, as well as our ability to maintain key customer relationships, could affect the realization of these estimates.

The factors described under Item 1A, "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2024, or in our other SEC filings, among others, could cause our future results to differ from those expressed in any forward-looking statements made by us or on our behalf. Other factors not presently known to us or that we presently consider immaterial could also affect our business operations and financial results.

Huggies, Pull-Ups, Andrex, Depend, Poise, Cottonelle, Kleenex, WypAll, Kotex are registered trademarks of Kimberly-Clark Worldwide Inc.

Please see our filings for a complete list.

2

POWERING CARE: How We Create Durable Growth OPTIMIZE Our Margin Structure WIRE Our Organization for Growth ACCELERATE Pioneering Innovation Powering Care BREATHABILITY Powerhouse Categories & Brands Science Is Our Competitive Advantage Scalable Capabilities Led by Top Talent

4 ENHANCING FOCUS ON RIGHT - TO - WIN SPACES Brazil Tissue Mid - 2023 Personal Protective Equipment Business Mid - 2024 North America Private Label 2022 - 2025 International Family Care & Professional JV On target for Mid - 2026 Sharpened focus on core personal care categories Shifted portfolio towards faster growth, higher margin categories Reduced exposure to volatile fiber costs Lowered capital intensity

Acquiring Kenvue to Create a $32 Billion Pure-Play, Global Health & Wellness Leader

Building the future of consumer-centric care for all



Leading **Baby Care**

Aveeno baby, Desitin, Huggies, Pull-Ups, Band-Aid, Zarbee's, Neosporin, Johnson's baby



Advancing **Women's Health**

OGX, Benadryl, Kotex, Aveeno, Poise, Stayfree, Neutrogena, o.b., Motrin, Listerine, Carefree



Pioneering **Active Aging**

Depend, Tylenol, Nicorette, Lubriderm, Poise, Rogaine, Zyrtec

10 $1B+ iconic brands

Cottonelle, Depend, Kotex, Listerine, Huggies, Johnson's, Neutrogena, Scott, Kleenex, Tylenol

GENERATIONAL OPPORTUNITY

Powerful Next Step	Builds on Kimberly Clark's ***Powering Care*** transformation
Strong Fit	Exceptional complementarity across categories and critical markets
Builds Scale	Opportunity to scale globally with winning capabilities built for speed
~$2.1B	Total anticipated EBITDA synergies[1]
Adj. EPS[2] Accretive	to Kimberly-Clark by year 2

[1] Inclusive of approximately $1.9 billion in cost synergies and approximately $500 million in incremental profit from revenue synergies, partially offset by reinvestment of approximately $300 million
[2] Kimberly-Clark does not provide a reconciliation of this forward-looking non-GAAP financial measure to the most directly comparable GAAP financial measure on a forward-looking basis because it is unable to predict certain adjustment items without unreasonable effort.

5

6 OUR VALUE CREATION PARADIGM IS POWERED BY OUR VIRTUOUS CYCLE VIRTUOUS CYCLE Invest in Product Differentiation Invest in Brand Love Invest in Customer Partnerships Deliver Top - tier Financial Performance Grow Volume + Mix Reduce Costs & Enhance Efficiency EXCELLENCE ON FUNDAMENTALS DRIVES OUR VIRTUOUS CYCLE

c Category - Bending Performance with Proprietary Science - Based Innovation Across Key Markets in the Last 2 Years North America China South Korea Australia Brazil Indonesia Leak Free Confidence Garment Like Comfort Skin Health Overnight 7 INVEST IN PRODUCT DIFFERENTIATION

Building Brand Love & Crushing Stigma Across Categories Goodnites Astronaut – Scott Kelly Poise Giggle Dribble – Katherine Heigl Huggies HugFit360 – Giannis Antetokounmpo 11 Cannes Wins in 2025, nearly 2x of wins in last 5 years Depend – Emmitt Smith Kotex - Where there are girls, there should be sanitary pads INVEST IN BRAND LOVE Feminine Care Baby & Child Care Adult Care

Consumer-Centric Innovation Driving Pivot to Durable Volume+Mix Led Organic Growth[1]


Volume + Mix
Price
7.7%
5.5%
2.7%
-0.9%
-1.6%
-0.7%
1.0%
2.6%
FY22
FY23
FY24
FY25

	FY22	FY23	FY24	FY25
Organic Growth[1]	+6.1%	+4.8%	+3.9%	+1.7%

GROW VOLUME + MIX

78%*

Innovation Contribution To FY25 Volume + Mix Led Growth

*Represents annual incremental net sales from innovation launches of last 3 years as a percentage of volume mix led growth in FY25

[1]Non-GAAP financial measures. Refer to the appendix of this presentation for reconciliations of our GAAP to non-GAAP measures.

9

10 Stepping Up Gross Productivity Savings Gross Productivity includes Productivity generated from end - to - end Integrated Margin Management and from Procurement initiatives REDUCE COSTS & ENHANCE EFFICIENCY Exceeded the targeted range of 5 - 6% Gross Productivity Savings in 2025 2 Value Stream: Design to Value initiatives including standardized product platforms and strong price negotiations unlocking value Network Optimization: Optimizing manufacturing and distribution footprint including external contract manufacturing among others Scalable Automation: Unlocking efficiencies through automation 7.2% of Adj COGS 1 Q4 Actuals FY25 Actuals Automation Network Optimization Value Stream 1 Non - GAAP financial measures. Refer to the appendix of this presentation for reconciliations of our GAAP to non - GAAP measures. 2 Kimberly - Clark does not provide a reconciliation of these forward - looking non - GAAP financial measures to the most directly comp arable GAAP financial measures on a forward - looking basis because it is unable to predict certain adjustment items without unreasonable effort. 6.2% of Adj COGS 1

REDUCE COSTS & ENHANCE EFFICIENCY

2 Consecutive Years

~6% of Adjusted Cost of Goods Sold[1]

~50% of 5-Year Ambition

Value Stream Simplification

- Drove simplification by **reducing 30 product platforms to 11** across 9 manufacturing facilities in Enterprise Markets
- **Challenged the status quo** in North America Logistics through an RFP to include a range of vendors, drive savings and diversification

Network Optimization

- **Announced a $2B investment** in North America to build a future ready optimized supply network, including an advanced manufacturing facility at Warren Ohio and a state-of-the-art distribution center at our Beech Island facility

Scalable Automation

- **Transformed procurement operations** through digital capabilities
- Implementing a new solution to serve as **the standard for supply chain planning** to deliver best product at lowest cost
- Driving automation across manufacturing & logistics facilities


Standard Unit Cost – (indexed to FY23 actuals)
100.0
97.2
98.4
100.0
96.0
95.6
100.0
95.9
93.8
Consumer
Personal Care
Baby & Child Care
FY23
FY24
FY25

[1]Non-GAAP financial measure. Refer to the appendix of this presentation for reconciliations of our GAAP to non-GAAP measures.

11

SEGMENT RESULTS & HIGHLIGHTS

International Personal Care



Organic Growth[1]
4.5%
1.7%
Q4'25
FY25



Operating Profit Growth
20.6%
(3.6%)
Q4'25
FY25

+5.7%	+3.6%
VOLUME + MIX	

13.8%	14.0%
OPERATING MARGIN	

- Q4 volume+mix growth accelerates to 5.7% from growth across all 5 Focus Markets and Enterprise Markets
- 2025 weighted share gain of +50 bps in Focus Markets led by China Diapers & Pants +270 bps, South Korea Diapers +60 bps, Brazil Diapers +40 bps, Indonesia Fem Care +190 bps, and Australia Adult Care +50 bps
- FY Organic Growth driven by strong volume+mix gains partly offset by investments to strengthen price-value propositions in select markets.
- Operating profit reflected strong, up-front investments made to enhance value propositions funded by enhanced productivity gains and overhead savings as the year progressed

[1] Non-GAAP financial measure. Refer to the appendix of this presentation for reconciliations of our GAAP to non-GAAP measures.

13

Scaling Winning Ideas from China Across Focus Markets to Out - Innovate Competition INTERNATIONAL PERSONAL CARE China South Korea Australia Brazil Indonesia Leak Free Confidence Garment Like Comfort Skin Health Overnight 14 INVEST IN PRODUCT DIFFERENTIATION

INTERNATIONAL PERSONAL CARE

Winning Recruitment Through Resonant Campaigns and Digital Capabilities

INVEST IN BRAND LOVE: Winning at Point of Brand Adoption through Resonant and Relevant Campaigns


高洁丝

Where there are girls, there should be sanitary pads

First in China to place sanitary pad vending machines in 24 metro stations across 5 cities

SIRIH-ously Asli

SIRIH-ouslyAsli is a wordplay inspired by the way POBA consumers often say "seriously."

"Asli" means Real - a strong claim that Softex Daun Sirih is made with 100% Real Certified Daun Sirih (Betel Leaf) Extract


Softex
DAUN SIRIH
Asli

INVEST IN CUSTOMER PARTNERSHIPS: Scaling Proven Digital Capabilities to Win in Online Channels Across IPC

Accelerating China's social media engine

content pieces per month


82
2,177
+27x
Jan'23
Aug'25

Proven model scaled to Indonesia with meaningful early results

Winning content & recruitment...


Ketika melodi jajan sama mami
28M Views
18.5M Views
13M Views

...tied to key business results

+190%	+1000 bps
Growth	Market Share

15

16 North America 1 Non - GAAP financial measure. Refer to the appendix of this presentation for reconciliations of our GAAP to non - GAAP measures. • Strong volume+mix led organic growth delivery in the quarter and the full year in a challenging, value - conscious, consumer environment • Volume growth was broad - based with growth across Personal Care, Family Care and K - C Professional • Weighted share was broadly in line with year ago in the quarter and the year while personal care grew value share +20 bps in the year led by a volume share gain of +90 bps • Operating profit was essentially flat in the year while absorbing a 330bp headwind from divestitures and business exits. Volume+mix led growth, sustained productivity and disciplined cost management driving margin expansion Organic Growth 1 OPERATING MARGIN Operating Profit Growth +1.8% +2.1% VOLUME + MIX 0.8% 1.8% 5.5% 0.4% Q4’25 FY25 Q4’25 FY25 22.0% 23.7%

INVEST IN PRODUCT DIFFERENTIATION Leak Free Confidence Garment Like Comfort Skin Health Overnight Cascaded Innovation Across Value Spectrum, Meaningful Portfolio Refresh NORTH AMERICA 17

INVEST IN BRAND LOVE: Building Consumer Connections Through Relevant and Impactful Partnerships Building Brand Love and Driving Executional Excellence NORTH AMERICA Giannis Antetokounmpo Scott Kelly Katherine Heigl INVEST IN CUSTOMER PARTNERSHIPS: Execution Excellence Driving Key Metric Improvement Source: 2025 Advantage Annual CPG Go - To - Market Survey 2025 RESULTS # 1 Vision Supply # 13 # 5 Digital # 4 # 1 # 4 # 3 2023 FOCUS AREAS 2024 2025 # 1 Organization & People # 1 Category & Consumer Marketing # 1 # 1 Reputation # 2 OVERALL 18 Key Customer

19 FINANCIAL RESULTS & OUTLOOK

2025: Durable Delivery in a Turbulent Environment

Organic Sales Growth[1]



2.1%
1.7%
Q4'25
FY25

+3.0% +2.6%
Volume + Mix

Adjusted Operating Profit Growth[1]



13.1%
0.1%
Q4'25
FY25

13.0% 0.8%
Constant-Currency[1]

Adjusted EPS Growth[1] attributable to Kimberly-Clark



24.0%
3.2%
Q4'25
FY25

22.0% 3.8%
Constant-Currency[1]

Adjusted Free Cash Flow[1]



$1.9B
FY25

- Broad-based volume growth while brands gained global weighted share +10 bps
- Strong gross productivity and overhead efficiency deliver solid operating profit performance in a challenging environment
- Stable, consistent earnings delivery reflecting structural stability, disciplined execution
- Strong operating cash generation funding stepped-up capital investments, delivering another year of strong Adjusted Free Cash Flow[1]

[1] Non-GAAP financial measures. Refer to the appendix of this presentation for reconciliations of our GAAP to non-GAAP measures.

20

Performing While Transforming

Strong progress across business fundamentals



Volume + Mix
-1.6%
-0.7%
1.0%
2.6%
FY22
FY23
FY24
FY25

Adjusted Gross Margin[1]



+ 70 bps
36.6%
37.3%
40.0% +
2023
2025
Aspiration[2]

Adjusted RSG&A as % of Net Sales[1]



14.4%
(80) bps
13.6%
2023
2025

Adjusted Operating Margin[1]



+ 180 bps
14.8%
16.6%
18-20%
2023
2025
Aspiration[2]

- Steady and continuous progress in volume+mix led growth driven by **consumer centric innovation** and resonant brand campaigns
- One Supply Chain and efficiency-focused culture unleashing **industry leading productivity** to drive meaningful adjusted gross margin progress while **funding investments in product differentiation and brand love**
- Powering Care transformation delivering **significant overhead efficiency**, meaningful cost leverage
- **Durable expansion in Adjusted Operating Profit margin** through strong progress on fundamentals, on track to medium-term ambition

[1] Non-GAAP financial measures. Refer to the appendix of this presentation for reconciliations of our GAAP to non-GAAP measures.
[2] Kimberly-Clark does not provide a reconciliation of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures on a forward-looking basis because it is unable to predict certain adjustment items without unreasonable effort.

21

Strong Cash Flow Delivery While Investing in Our Future & Maintaining A Solid Balance Sheet Cash Conversion Cycle (Average Days) Capex % Net Sales 2 Adj. Free Cash Flow 1 ($Billions) Leverage (Net Debt (3) / Adj. EBITDA (4) ) 2.0 1.9 2.8 2.7 1.9 2021 2022 2023 2024 2025 2.5 2.3 1.9 1.8 1.8 2021 2022 2023 2024 2025 5% 4% 4% 4% 6% 2021 2022 2023 2024 2025 6 5 (2) (9) (10) 1 2 3 4 5 2021 2022 2023 2024 2025 22 1 Non - GAAP financial measures. Refer to the appendix of this presentation for reconciliations of our GAAP to non - GAAP measures. 2 Net sales for each year presented are inclusive of amounts reported as discontinued operations. 3 Net Debt is inclusive of amounts reported as discontinued operations and adjusts for cash and cash equivalents and time depos it s. 4 Adjusted EBITDA (non - GAAP measure) is inclusive of amounts reported as discontinued operations and = Adjusted Operating Profit + Depreciation and Amortization.

Strong Visibility on Long-Term Growth & Return Algorithm Remains

1	ORGANIC NET SALES GROWTH[1]	Lead Market Growth
2	ADJUSTED OPERATING PROFIT[1]	Mid-to-High Single Digit Constant-currency Growth[1]
3	ADJUSTED EARNINGS PER SHARE[1]	Mid-to-High Single Digit Constant-currency Growth[1]
4	ADJUSTD FREE CASH FLOW[1] GENERATION	~$2 Billion Annually

Strong Reinvestment to Support Growth

Growing Dividend

Consistent Double-Digit Total Shareholder Returns[2]

[1] Kimberly-Clark does not provide a reconciliation of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures on a forward-looking basis because it is unable to predict certain adjustment items without unreasonable effort

[2] Total Shareholder Returns defined as Adjusted Earnings per Share Growth[1] plus Dividend Yield

23

2026 Outlook(2)

Volume+Mix Led Organic Sales Growth[1] In Line to Ahead of Market Growth	• Weighted-Average Market growth for the latest year at ~2% • Reported results expected to be negatively impacted by ~50 bps from U.S. private label diaper business exit, with no meaningful impact from currency translation
Mid-to-High Single Digit Constant-Currency Adjusted Operating Profit Growth[1]	• Growth and margin expansion consistent with long-term growth algorithm • Expect additional benefit from IFP JV-related stranded cost mitigation
Double-Digit Constant-Currency Adjusted EPS Growth[1] from Continuing Operations	• Includes expectation for flat Net Interest Expense, adjusted effective tax rate[1] of ~23%, and average shares outstanding essentially unchanged versus prior year • Expect ~30% increase in Income from Equity Companies versus 2025
Flat Constant-Currency Adjusted EPS Growth[1] Attributable to Kimberly-Clark	• Underlying growth consistent with long-term algorithm • Includes negative impact from expected halving of contribution from Discontinued Operations in 2026 and assumes proceeds from IFP transaction held for Kenvue acquisition • Reported results expected to benefit from ~130bps favorable currency translation
~$2B Adjusted Free Cash Flow[1]	• Includes acceleration of capital expenditures to ~$1.3B

[1] Kimberly-Clark does not provide a reconciliation of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures on a forward-looking basis because it is unable to predict certain adjustment items without unreasonable effort.

[2] Assumes IFP transaction closure mid-year 2026 and excludes any impacts from the closure of the Kenvue acquisition prior to December 31, 2026.

24

$7.53 2025 2026E 2027E 2028E Expect to Deliver On - Algorithm Adj. EPS Growth 1 by Year 2 of Integration Acquisition model built on conservative set of assumptions Significant reinvestment planned Clear path to synergies, with ~80% of cost capture by Year 2 of integration 2026 - 2028 Adjusted EPS CAGR consistent with Long - Term Algorithm for Kimberly Clark 1 Kimberly - Clark does not provide a reconciliation of these forward - looking non - GAAP financial measures to the most directly compa rable GAAP financial measures on a forward - looking basis because it is unable to predict certain adjustment items without unreasonable effort. 2 Assumes IFP transaction closure mid - year 2026 and excludes any impacts from the closure of the Kenvue acquisition prior to Decem ber 31, 2026, Mid - to - High Single Digit Growth 2

26 Advancing Women's Health Pioneering Active Aging Leading Baby Care Invest in Product Differentiation Invest in Brand Love Invest in Customer Partnership Deliver Top - tier Financial Performance Grow Volume + Mix Reduce Costs & Enhance Efficiency EXCELLENCE ON FUNDAMENTALS DRIVES OUR VIRTUOUS CYCLE BECOMING A GLOBAL HEALTH & WELLNESS LEADER POWERED BY OUR VIRTUOUS CYCLE VIRTUOUS CYCLE

APPENDIX

Non-GAAP Financial Measures

The following provides the reconciliation of the non-GAAP financial measures provided in this presentation to the most closely related GAAP measure. These measures include: Organic Sales Growth, Adjusted Cost of Goods Sold, Adjusted Gross Profit, Adjusted RSG&A, Adjusted Operating Profit, Adjusted Earnings per Share Attributable to Kimberly-Clark, and Adjusted Free Cash Flow. Unless specifically stated, all discussions regarding non-GAAP financial measures reflect results from our continuing operations for all periods presented. Where applicable, we also refer to the associated margin for each of these metrics, which is calculated as the proportion of the metric relative to the applicable period's net sales.

Organic Sales Growth is defined as the change in Net Sales, as determined in accordance with U.S. GAAP, excluding the impacts of currency translation and divestitures and business exits.

Adjusted Gross Profit (Adjusted Cost of Goods Sold), Adjusted RSG&A, Adjusted Operating Profit and Adjusted Earnings per Share Attributable to Kimberly-Clark are defined as Gross Profit (Cost of Products Sold), Marketing, research and general expenses, Operating Profit and Diluted Earnings per Share Attributable to Kimberly-Clark, as determined in accordance with U.S. GAAP, excluding the impacts of certain items that management believes do not reflect our underlying operations, and which are discussed in further detail within our current quarter earnings release and periodic SEC filings. Specific to Adjusted RSG&A, Marketing, research and general expenses (as determined in accordance with U.S. GAAP) also excludes Advertising & Promotion expenses. These adjustments include the presentation of each metric on a constant-currency basis by excluding the effect that foreign currency exchange rate fluctuations have on year-to-year comparability given the volatility in foreign currency exchange rates.

Adjusted Free Cash Flow is defined as cash provided by operations (inclusive of discontinued operations), as determined in accordance with U.S. GAAP, less capital expenditures and excluding cash charges associated with our previously announced restructuring activities (the 2018 Global Restructuring Program and the 2024 Transformation Initiative) and IFP separation costs.

The income tax effect of these non-GAAP items on the Company's Adjusted Earnings per Share Attributable to Kimberly-Clark is calculated based upon the tax laws and statutory income tax rates applicable in the tax jurisdiction(s) of the underlying non-GAAP adjustment. The impact of these non-GAAP items on the Company's effective tax rate represents the difference in the effective tax rate calculated with and without the non-GAAP adjustment on Income Before Income Taxes and Equity Interests and Provision for income taxes.

We use these non-GAAP financial measures to assist in comparing our performance on a consistent basis for purposes of business decision making by removing the impact of certain items that we do not believe reflect our underlying and ongoing operations. We believe that presenting these non-GAAP financial measures is useful to investors because it (i) provides investors with meaningful supplemental information regarding financial performance by excluding certain items, (ii) permits investors to view performance using the same tools that management uses to budget, make operating and strategic decisions, and evaluate historical performance, and (iii) otherwise provides supplemental information that may be useful to investors in evaluating our results. We believe that the presentation of these non-GAAP financial measures, when considered together with the corresponding U.S. GAAP financial measures and the reconciliation to those measures, provides investors with additional understanding of the factors and trends affecting our business than could be obtained absent these disclosures.

These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measures, and they should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. We compensate for these limitations by using these non-GAAP financial measures as a supplement to the GAAP measures and by providing reconciliations of the non-GAAP and comparable GAAP financial measures. Certain non-GAAP financial measures referenced in this presentation are presented on a forward-looking basis. Kimberly-Clark does not provide a reconciliation of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures on a forward-looking basis because it is unable to predict certain adjustment items without unreasonable effort. Please note that these items could be material to Kimberly-Clark's results calculated in accordance with GAAP.

For further information about the non-GAAP adjustments included in the following slides, refer to our current quarter earnings release.

28

29 Non - GAAP: Reconciliation of Organic Sales Growth Year Ended December 31, 2025 Three Months Ended December 31, 2025  Total IPC NA Total IPC NA Percentage change vs. the prior year period (2.1) (0.9) (2.4) (0.6) 4.2 (3.0) Net Sales Growth 0.9 2.3 0.2 0.1 0.2 0.1 Currency Translation 2.9 0.3 4.0 2.6 0.1 3.7 Divestitures and Business Exits 1.7 1.7 1.8 2.1 4.5 0.8 Organic Sales Growth (a) (a) Table may not foot due to rounding.

30 Non - GAAP: Reconciliation of Organic Sales Growth Year Ended December 31  2024 2023 2022 Percentage change vs. the prior year period (2.0) 1.1 3.8 Net Sales Growth 4.2 3.0 2.6 Currency Translation 1.6 0.7 (0.3) Divestitures and Business Exits 3.9 4.8 6.1 Organic Sales Growth (a) (a) Table may not foot due to rounding.

31 Non - GAAP: Reconciliation of Adjusted Cost of Goods Sold Year Ended December 31 Three Months Ended December 31  2024 2025 2024 2025 $ Millions $10,516 $10,524 $2,659 $2,615 Cost of Products Sold (144) (213) (68) (44) 2024 Transformation Initiative $10,372 $10,311 $2,591 $2,571 Adjusted Cost of Goods Sold

32 Non - GAAP: Reconciliation of Adjusted Gross Profit Year Ended December 31 Three Months Ended December 31  2023 2024 2025 2024 2025 $ Millions $6,269 $6,289 $5,923 $1,445 $1,465 Gross Profit - 144 213 68 44 2024 Transformation Initiative 15 - - - - Sale of Brazil Tissue and Professional Business $6,284 $6,433 $6,136 $1,513 $1,509 Adjusted Gross Profit

33 Non - GAAP: Reconciliation of Adjusted RSG&A Year Ended December 31  2023 2025 $ Millions $3,615 $3,528 Marketing, research and general expense (1,139) (1,110) Advertising & Promotion - (142) 2024 Transformation Initiative - (32) Kenvue Acquisition (15) - Sale of Brazil Tissue and Professional Business $2,461 $2,244 Adjusted RSG&A

34 Non - GAAP: Reconciliation of Adjusted Operating Profit Year Ended December 31 Three Months Ended December 31  2023 2024 2025 2024 2025 $ Millions $1,928 $2,700 $2,351 $420 $507 Operating Profit - 456 348 97 90 2024 Transformation Initiative - - 32 - 32 Kenvue Acquisition - (565) - - - Sale of PPE Business 658 97 - - - Impairment of Intangible Assets - 39 - 39 - Legal Expense (44) - - - - Sale of Brazil Tissue and Professional Business $2,542 $2,727 $2,731 $556 $629 Adjusted Operating Profit 0.1% 13.1% Year - Over - Year Growth 0.6% (0.2%) Currency Translation 0.8% 13.0% Year - Over - Year Growth Constant - Currency (a) (a) Table may not foot due to rounding.

35 Non - GAAP: Reconciliation of Adjusted Earnings Per Share Attributable to Kimberly - Clark Year Ended December 31 Three Months Ended December 31  2024 2025 2024 2025 $7.55 $6.07 $1.34 $1.50 Diluted Earnings per Share Attributable to Kimberly - Clark 1.01 0.86 0.25 0.22 2024 Transformation Initiative - 0.07 - 0.07 Kenvue Acquisition - 0.29 - - OBBBA - 0.18 - 0.07 IFP Separation Costs - 0.04 - - IFP Repatriated Earnings - 0.02 - - IFP Tax Basis Adjustment (1.34) - - - Sale of PPE Business 0.17 - - - Impairment of Intangible Assets 0.11 - 0.11 - Legal Expense (0.20) - (0.20) - Softex Tax Reserve Release $7.30 $7.53 $1.50 $1.86 Adjusted Earnings per Share Attributable to Kimberly - Clark 3.2% 24.0% Year - Over - Year Growth 0.7% (2.0%) Currency Translation 3.8% 22.0% Year - Over - Year Growth Constant - Currency (a) (a) Table may not foot due to rounding.

36 Non - GAAP: Reconciliation of Adjusted Free Cash Flow For the Year Ended  2025 2024 2023 2022 2021 2020 $ Millions $2,777 $3,234 $3,542 $2,733 $2,730 $3,729 Cash Provided by Operations (1,138) (721) (766) (876) (1,007) (1,217) Capital Expenditures 229 156 - 65 235 249 Cash Restructuring Charges 35 - - - - - IFP Separation Costs $1,903 $2,669 $2,776 $1,922 $1,958 $2,761 Adjusted Free Cash Flow

37 Press Releases – Previous Quarters Hyperlink Title Q4 & FY 2020 Kimberly - Clark Announces Year - End 2020 Results And 2021 Outlook Q4 & FY 2021 Kimberly - Clark Announces Year - End 2021 Results And 2022 Outlook Q4 & FY 2022 Kimberly - Clark Announces Year - End 2022 Results And 2023 Outlook Q4 & FY 2023 Kimberly - Clark Announces Year - End 2023 Results And 2024 Outlook Q1 2024 Kimberly - Clark Announces First Quarter 2024 Results and Raises 2024 Outlook Q2 2024 Kimberly - Clark Announces Second Quarter 2024 Results and Raises 2024 Outlook Q3 2024 Kimberly - Clark Announces Third Quarter 2024 Results and Reaffirms 2024 Profit Outlook Q4 & FY 2024 Kimberly - Clark Delivers Solid Results in First Year of Transformation Q1 2025 Kimberly - Clark Announces First Quarter 2025 Results and Updates 2025 Outlook Q2 2025 Kimberly - Clark Announces Second Quarter 2025 Results, Raises 2025 Outlook Q3 2025 Kimberly - Clark Announces Third Quarter 2025 Results, Updates 2025 Outlook

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

This communication may be deemed to be solicitation material in respect of the proposed transaction between Kimberly-Clark Corporation (“K-C”) and Kenvue Inc. (“Kenvue”). In connection therewith, on 12/4/2025, K-C and Kenvue filed with the Securities and Exchange Commission (the “SEC”) a K-C registration statement on Form S-4, as amended on 12/12/2025 (the “Form S-4”), in connection with the proposed issuance of shares of K-C’s common stock pursuant to the proposed transaction, which contains a joint proxy statement of K-C and Kenvue that also constitutes a prospectus of K-C. The registration statement was declared effective by the SEC on 12/16/2025 and K-C and Kenvue filed a prospectus and definitive proxy statement, respectively, and commenced mailing the definitive joint proxy statement/prospectus to their respective stockholders, on 12/16/2025, seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF K-C AND KENVUE ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS AND OTHER DOCUMENTS IN THEIR ENTIRETY FILED OR THAT WILL BE FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the definitive joint proxy statement/prospectus or any other document that K-C or Kenvue may file with the SEC and send to its stockholders in connection with the proposed transaction. Investors and stockholders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by K-C or Kenvue through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by K-C are available free of charge on K-C’s website at kimberly-clark.com under the tab “Investors” and under the heading “Financial” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Kenvue are available free of charge on Kenvue’s website at kenvue.com under the tab “Investors” and under the heading “Financials & reports” and subheading “SEC filings.”

Certain Information Regarding Participants

K-C, Kenvue, and their respective directors and executive officers and certain other members of management and employees may be considered participants in the solicitation of proxies from the stockholders of K-C and Kenvue in connection with the proposed transaction. Information about the directors and executive officers of K-C is set forth in its Annual Report on Form 10-K for the year ended 12/31/2024, which was filed with the SEC on 2/13/2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on 3/10/2025, and its Current Reports on Form 8-K, which were filed with the SEC on 5/6/2025 and 11/7/2025. Information about the directors and executive officers of Kenvue is set forth in its Annual Report on Form 10-K for the year ended 12/29/2024, which was filed with the SEC on 2/24/2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on 4/9/2025, and its Current Reports on Form 8-K, which were filed with the SEC on 5/8/2025, 6/24/2025, 7/14/2025 and 11/3/2025. To the extent holdings of K-C’s or Kenvue’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 6/2/2025, 8/1/2025, 8/1/2025, 8/4/2025, 10/3/2025, 10/7/2025, 11/3/2025, 11/3/2025, 11/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/15/2025, 12/17/2025, 12/17/2025, 12/17/2025, 12/17/2025, 12/17/2025, 12/23/2025, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/6/2026, 1/6/2026 and 1/12/2026. Additional information about the directors and executive officers of K-C and Kenvue and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of K-C’s stockholders or Kenvue’s stockholders generally, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials filed with or to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from K-C’s or Kenvue’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters contained in this communication, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on K-C’s and Kenvue’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, expectations regarding cash flow generation and the post-closing capital structure, growth initiatives, innovations, marketing and other spending, net sales and other contingencies in connection with the proposed transaction, and the closing date for the proposed transaction, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and are based upon the current expectations and beliefs of the management of K-C and Kenvue concerning future events impacting K-C and Kenvue and are qualified by the inherent risks and uncertainties surrounding future expectations generally. There can be no assurance that these future events will occur as anticipated or that our results will be as estimated. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond K-C’s and Kenvue’s control. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates.

The assumptions used as a basis for the forward-looking statements include many estimates that depend on many factors outside of K-C’s or Kenvue’s control, including, but not limited to, risks and uncertainties around the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including circumstances requiring a party to pay the other party a termination fee pursuant to the merger agreement, the risk that the conditions to the completion of the proposed transaction (including stockholder and regulatory approvals) are not satisfied in a timely manner or at all, the possibility that competing offers or transaction proposals may be made, the risks arising from the integration of the K-C and Kenvue businesses, the uncertainty of rating agency actions, the risk that the anticipated benefits and synergies of the proposed transaction may not be realized when expected or at all and that the proposed transaction may not be completed in a timely manner or at all, the risk of unexpected costs or expenses resulting from the proposed transaction, the risk of litigation related to the proposed transaction, including resulting expense or delay, the risks related to disruption to ongoing business operations and diversion of management’s time as a result of the proposed transaction, the risk that the proposed transaction may have an adverse effect on the ability of K-C and Kenvue to retain key personnel, customers and suppliers, the risk that the credit ratings of the combined company declines following the proposed transaction, the risk that the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of K-C and Kenvue or on K-C’s and Kenvue’s operating results, the risk of product liability litigation or government or regulatory action, including related to product liability claims, the risk of product efficacy or safety concerns resulting in product recalls or regulatory action, risks relating to inflation and other economic factors, such as interest rate and currency exchange rate fluctuations, government trade or similar regulatory actions (including current and potential trade and tariff actions and other constraints on trade affecting the countries where K-C or Kenvue operate and the resulting negative impacts on our supply chain, commodity costs, and consumer spending), natural disasters, acts of war, terrorism, catastrophes, pandemics, epidemics, or other disease outbreaks, the prices and availability of K-C’s or Kenvue’s raw materials, manufacturing difficulties or delays or supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including customers, suppliers and financial institutions with which K-C or Kenvue do business), impairment of goodwill and intangible assets and projections of operating results and other factors that may affect impairment testing, changes in customer preferences, severe weather conditions, regional instabilities and hostilities, potential competitive pressures on selling prices for K-C and Kenvue products, energy costs, general economic and political conditions globally and in the markets in which K-C and Kenvue do business (including the related responses of consumers, customers and suppliers on sanctions issued by the U.S., the European Union, Russia or other countries), the ability to maintain key customer relationships, competition, including technological advances, new products, and intellectual property attained by competitors, challenges inherent in new product research and development, uncertainty of commercial success for new and existing products and digital capabilities, challenges to intellectual property protections including counterfeiting, the ability of K-C and Kenvue to successfully execute business development strategy and other strategic plans, changes to applicable laws and regulations and other requirements imposed by stakeholders, as well as changes in behavior and spending patterns of consumers, could affect the realization of these estimates.

Additional information and factors concerning these risks, uncertainties and assumptions can be found in K-C’s and Kenvue’s respective filings with the SEC, including the risk factors discussed in K-C’s and Kenvue’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q, the Form S-4 and future filings with the SEC. Forward-looking statements included herein are made only as of the date hereof and neither K-C nor Kenvue undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Note about Combined and Non-GAAP Financial Information

The projected financial information for the combined businesses of K-C and Kenvue is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of K-C or Kenvue. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of K-C’s and Kenvue’s respective filings with the SEC.

This communication also includes certain financial measures not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), such as organic sales growth, adjusted cost of goods sold, adjusted gross profit, adjusted RSG&A, adjusted operating profit, adjusted EPS attributable to K-C, and adjusted free cash flow. Non-GAAP financial measures have limitations as an analytical tool and are not meant to be considered in isolation from, or as a substitute for, the comparable GAAP measures.  There are limitations to non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. K-C and Kenvue caution you not to place undue reliance on these non-GAAP financial measures.